July 26, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
EP Global Communications, Inc.
Robert Salluzzo- COO/CFO
551 Main Street
Johnstown, PA 15901

		Re:	EP Global Communications, Inc. (the "Company")
			Form 10-KSB for the Year Ended December 31, 2004 Form 10-QSB for the Quarterly Period Ended
March
31, 2005
			File No. 000-30797

Dear Mr. Salluzzo:

      Based upon an examination restricted solely to considerations of the Financial Statements, and Management`s Discussion and Analysis the staff has the following comments on the above-referenced documents.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended December 31, 2004

Item 6- Management Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity, page 12

1. Your disclosures indicate that you have initiated a private
placement memorandum to raise up to $2 million.   Please expand
your
disclosures to discuss the potential consequences to your business if
(for whatever reason) you are unable to successfully complete the private placement and how you plan to meet your obligations in the absence of this financing.
Results of Operations, page 13

2. As discussed in our most recent Interpretive Release about Management`s Discussion and Analysis, one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. Identifying the effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects may not provide the reader with sufficient insight. Please refer to FR-72 (Release No.
33-8350) for guidance and revise your future filings accordingly.
Item 7- Financial Statements and Supplementary Data

General

3. We note the following information from your filing:

* You have a substantial working capital deficit.
* Revenues and earnings have decreased over the past two years.
* Negative as well as decreasing operating cash flows over the past two years.
* There has been no additional financing obtained as of December
31,
2004 to support operating activities and to satisfy your current liabilities.

In light of these facts and conditions, please tell us why you believe that substantial doubt does not exist regarding your ability to continue as a going concern. Also supplementally provide us with a description of any plans you have provided to your auditor in order to alleviate any uncertainty they may have had in this regard. See paragraph 11 of SAS 59.

Consolidated Statement of Operations, page F-5

4. We note from the description your business model that sales personnel are integral to the generation of revenues.
Accordingly,
the associated costs should be deducted before presenting any measure of profitability (such as gross profit). Since your cost of goods sold appears to represent just the direct costs of sales, but not indirect costs, such as overhead, or sales salaries and commissions, we believe you should discontinue the presentation of gross profit and include cost of sales in your operating expenses. Similarly revise the discussion of your results of operations in MD&A to substitute income (loss) from operations for gross profit.



Statements of Stockholders Deficiency, page F-6

5. The consolidated statement of equity should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any differences in par value of the issuer`s and acquirer`s stock with an offset to paid in capital. As such, your statement of changes in stockholders deficiency should reflect the equity securities received by the accounting acquirer (Psy-Ed), from the accounting acquire (East Coast
Airlines), as if they had been outstanding since the inception of Psy-
Ed and rolled forward to the beginning balance based on the ratio of shares issued to shares acquired. Further, the outstanding shares of
East Coast Airlines at the date of acquisition should be reflected as an issuance on the date the reverse merger transaction occurred. Accordingly, please ensure that any changes made to the consolidated statement of equity are reflected in your earnings per share calculation, as necessary (i.e., changes to the number of shares outstanding).

Note 1- Description of Business and Summary of Significant
Accounting
Policies

Revenue Recognition, page F10

6. Please tell us supplementally the terms of your online services and advertising programs. For example, clarify the advertising period for most of the ads that you run on your website and whether you recognized revenues over the period that it is displayed or when it is displayed. Additionally, please tell us why you recognize revenues from list rentals at the point the list is rented instead of recognizing such revenues over an appropriate period of time.

7. Please revise future filings to disclose adverting and subscription revenues separately. For guidance refer to paragraph 37 of SFAS
131.

Note 11 - Sale of Interest in LLC, page F-26

8. It is unclear why you recognized income in connection with the formation of your joint venture (Network) with InforMedx.
Generally,
the establishment of a new entity does not result in a culmination of the earnings process. Please explain or revise your financial statements, as appropriate.

Note 12 - Minority Interests, page F-26

9. It appears that you consolidate the operations of the Network even
though you only own a 50% interest in such entity.  In this
regard,
operational control may not be sufficient to justify
consolidation.
Please tell us what accounting literature you relied when you made the
decision to consolidate the Network, rather than account for your
50%
interest under the equity method of accounting pursuant to APB 18.

Form 10-QSB for the quarterly period ended March 31, 2005

Liquidity, page 18

10. In your December 31, 2004 Form 10-KSB, you disclosed that a private placement memorandum had been initiated in an effort to raise up to $2 million. However, there is no disclosure of your progress with respect to this financing in your March 31, 2005 Form 10-QSB. If this attempt to raise capital is still ongoing, or if it has been terminated, include appropriate disclosure in your periodic filings.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

Via facsimile:  Robert Salluzzo
		(814) 361-3861
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Robert Salluzzo
EP Global Communications, Inc.
July 26, 2005
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